Exhibit 99.3

28 February 2014

James Hardie Industries plc

Results for the 3rd Quarter and Nine Months Ended 31 December 2013

	Three Months and Nine Months Ended 31 December
US GAAP - US$ Millions	Q3 FY14		Q3 FY13		% Change	9 Months FY14		9 Months FY13		% Change
Net Sales
USA and Europe Fibre Cement		$262.6		$224.5	17		$839.4		$714.6	17
Asia Pacific Fibre Cement		90.6		95.9	(6)		278.0		279.9	(1)

Total Net Sales		$353.2		$320.4	10		$1,117.4		$994.5	12
Cost of goods sold		(231.7)		(224.2)	(3)		(736.5)		(677.0)	(9)

Gross Profit		121.5		96.2	26		380.9		317.5	20
Selling, general and administrative expenses		(53.8)		(59.7)	10		(162.5)		(160.6)	(1)
Research & development expenses		(8.7)		(9.9)	12		(25.1)		(27.8)	10
Asset impairments		—		(5.8)			—		(5.8)
Asbestos adjustments		35.8		11.7			126.2		14.5

EBIT		94.8		32.5			319.5		137.8
Net interest (expense) income		(0.4)		2.1			(0.7)		2.3
Other income		1.2		0.5			1.4		1.2	17

Operating profit before income taxes		95.6		35.1			320.2		141.3
Income tax expense		(3.4)		(3.6)	6		(33.9)		(26.3)	(29)

Net operating profit		$92.2		$31.5			$286.3		$115.0

Earnings per share - diluted (US cents)		21		7			64		26

Volume (mmsf)
USA and Europe Fibre Cement		389.2		351.1	11		1,263.5		1,108.7	14
Asia Pacific Fibre Cement		100.3		100.2	—		310.3		297.5	4

Average net sales price per unit (per msf)
USA and Europe Fibre Cement	US$	659	US$	628	5	US$	651	US$	632	3
Asia Pacific Fibre Cement	A$	963	A$	912	6	A$	937	A$	904	4

In this Management’s Analysis of Results, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 17. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit before income taxes” and “Net operating profit”. The company may also present other terms for measuring its sales volume (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“EBIT excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability”, “EBIT margin excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability”, “Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability, and tax adjustments”, “Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability, and tax adjustments”, “Operating profit before income taxes excluding asbestos, asset impairments, and New Zealand product liability”, “Effective tax rate on earnings excluding asbestos, asset impairments, New Zealand product liability, and tax adjustments”, “Adjusted EBITDA”, “General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs” and “Selling, general and administrative expenses excluding New Zealand product liability”. Unless otherwise stated, results and comparisons are of the third quarter and the nine months of the current fiscal year versus the third quarter and the nine months of the prior fiscal year.

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY14	1

Total Net Sales

Total net sales for the quarter increased 10% compared to the prior corresponding quarter from US$320.4 million to US$353.2 million. For the nine months, total net sales increased 12% from US$994.5 million to US$1,117.4 million.

For the quarter and nine months, net sales in local currencies were favourably impacted by higher sales volumes and higher average net sales prices in both the USA and Europe and the Asia Pacific Fibre Cement segments.

Average Net Sales Price

As previously disclosed in the previous quarter of fiscal year 2014, the company refined its methodology for calculating average net sales price in both the USA and Europe and Asia Pacific Fibre Cement segments to exclude ancillary products that have no impact on fibre cement sales volume, which is measured and reported in million square feet (“mmsf”). As the revenue contribution of these ancillary products has been increasing, the company believes the refined methodology provides an improved disclosure of average net sales price, in line with the company’s primary fibre cement business, which is a key segment performance indicator.

The company has restated average net sales price in the prior corresponding quarter and nine months to conform with the current quarter and nine months calculation of average net sales price. Readers are referred to the Five Year Financial Summary on the company’s Investor Relations website at http://www.ir.jameshardie.com.au/jh/results_briefings.jsp for the revised comparative average net sales price for the periods FY2009 through FY2013 using this revised methodology.

USA and Europe Fibre Cement

Quarter

Net sales increased 17% from US$224.5 million to US$262.6 million due to higher sales volume and a higher average net sales price. Sales volume increased 11% from 351.1 million square feet in the prior corresponding quarter to 389.2 million square feet. The increase in sales volume was primarily due to increased activity in the new construction market segment and a modest growth in the repair and remodel market segment, as a result of improved housing market conditions and further market penetration, relative to the prior corresponding quarter.

The average net sales price increased 5% from US$628 per thousand square feet to US$659 per thousand square feet, reflecting the ongoing execution of the company’s pricing strategies.

Nine Months

Net sales increased 17% from US$714.6 million to US$839.4 million due to higher sales volume and a higher average net sales price. Sales volume increased 14% from 1,108.7 million square feet to 1,263.5 million square feet. The increase in sales volume was primarily due to increased activity in the new construction market segment, increased market penetration, and modest growth in the repair and remodel market segment, relative to the prior corresponding period.

The average net sales price increased 3% from US$632 per thousand square feet to US$651 per thousand square feet, reflecting the ongoing execution of the company’s pricing strategies and also the reduction of pricing inefficiencies, when compared to the prior corresponding period.

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY14	2

US Housing Statistics

According to the US Census Bureau, single family housing starts, which are one of the key drivers of the company’s performance, were 142,800 in the December 2013 quarter, 11% above the December 2012 quarter. Industry data indicates gains in both single-family and multi-family production. This increase in activity in the US housing market follows consistent gains in builder confidence. According to the US Census Bureau, single family housing starts were 481,800 for the nine months ending 31 December 2013, 12% above the prior corresponding period.

Asia Pacific Fibre Cement

Quarter

Net sales decreased 6% to US$90.6 million compared with US$95.9 million in the prior corresponding quarter. In Australian dollars, net sales increased 6% due to higher average net sales price relative to the prior corresponding quarter. The increase in Australian dollar net sales during the quarter was unfavourably impacted by an 12% depreciation in the Australian dollar/US dollar average exchange rate, leading to a reduction in US dollar net sales in the third quarter of the current fiscal year, relative to the prior corresponding quarter.

The average net sales price increased 6% from A$912 per thousand square feet to A$963 per thousand square feet, primarily reflecting product-specific price increases compared to the prior corresponding quarter.

Nine Months

Net sales decreased 1% to US$278.0 million compared with US$279.9 million in the prior corresponding period. In Australian dollars, net sales increased 7% due to increased sales volume and a higher average net sales price, relative to the prior corresponding period. The increase in Australian dollar net sales during the period was unfavourably impacted by an 8% depreciation in the Australian dollar/US dollar average exchange rate, leading to a reduction in US dollar net sales relative to the prior corresponding period.

The average net sales price increased 4% from A$904 per thousand square feet to A$937 per thousand square feet, primarily reflecting product-specific price increases compared to the prior corresponding period.

Regional Discussion

In Australian dollars, Asia Pacific net sales increased in both the quarter and in the nine months compared to the prior corresponding periods due to an increase in sales volume, primarily driven by market growth, and a higher average net sales price. Net sales in Australia increased primarily due to a higher average net sales price, however this was constrained by a reduction in repair and remodel market activity during both the quarter and the nine months, relative to the prior corresponding periods. The increase in New Zealand net sales reflects the continued increase in activity in the New Zealand housing market and a higher average net sales price compared to the prior corresponding periods.

Australia and New Zealand Housing Statistics

According to Australian Bureau of Statistics data, approvals for detached houses were 26,262 for the quarter, an increase of 15%, when compared to the prior corresponding quarter. For the nine months ended 31 December 2013, approvals for detached houses were 78,326, an increase of 14%, compared to the prior corresponding period. Furthermore, in addition to the detached housing market, a key driver of sales volume for the Australian business is the repair and remodel market, which for the nine month period ended 30 September 2013 was down 4.8% from the prior corresponding period.

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY14	3

According to Statistics New Zealand data, the total number of dwelling consents for the quarter ended 31 December 2013 were 6,193, 32% above the prior corresponding quarter. For the nine months ended 31 December 2013, the total number of dwelling consents were 16,971, 30% above the prior corresponding period. Further, consents for dwellings excluding apartments, which are the primary driver of the New Zealand business’ net sales, were 5,095 for the quarter, an increase of 20%, when compared to the prior corresponding quarter. For the nine months ended 31 December 2013, consents for dwellings excluding apartments, were 14,779, an increase of 26%, compared to the prior corresponding period.

Gross Profit

Quarter

Gross profit for the quarter increased 26% from US$96.2 million in the prior corresponding quarter to US$121.5 million. The gross profit margin increased 4.4 percentage points from 30.0% to 34.4%.

USA and Europe Fibre Cement gross profit increased 37% and gross margin increased 4.8 percentage points compared to the prior corresponding quarter. Gross margin was favourably impacted by 3.5 percentage points due to an increase in the average net sales price and by 1.1 percentage points due to an improvement in production costs. Production costs were favourable due to economies of scale achieved through 11% increase in volume, partially offset by increases in input costs and idle facility costs. The increase in idle facility costs was primarily a result of the company’s continued efforts to recommence production at the Fontana, California plant.

In US dollars, Asia Pacific Fibre Cement gross profit increased 4% and gross margin increased 3.3 percentage points compared to the prior corresponding quarter. In Australian dollars, gross profit increased 17% and gross margin increased 3.3 percentage points. In Australian dollars, gross margin was favourably impacted by 3.6 percentage points, due to higher average net sales price and 0.3 percentage points due to higher volume. These movements were partially offset by 0.7 percentage points due to unfavourable movements in product mix. The increase in Australian dollar gross profit during the quarter was partially offset by a 12% depreciation in the Australian dollar/US dollar average exchange rate, leading to a reduction in US dollar gross profit in the third quarter of the current year relative to the prior corresponding quarter.

At US$983 per ton, the average Northern Bleached Softwood Kraft (“NBSK”) pulp price for the quarter was 14% higher than in the prior corresponding quarter.

Nine Months

Gross profit for the nine months increased 20% from US$317.5 million in the prior corresponding period to US$380.9 million. The gross profit margin increased 2.2 percentage points from 31.9% to 34.1%.

USA and Europe Fibre Cement gross profit increased 25% and gross margin increased 2.1 percentage points, compared to the prior corresponding period. Gross margin was favourably impacted by 2.1 percentage points due to an increase in the average net sales price, partially offset by 0.3 percentage points due to higher production costs. Production costs were unfavorable due to increases in input costs and idle facility costs, partially offset by economies of scale achieved through 14% increase in volume. The increase in idle facility costs was primarily a result of the company’s continued efforts to recommence production at the Fontana, California plant.

In US dollars, Asia Pacific Fibre Cement gross profit for the nine months increased 7% and gross margin increased 2.5 percentage points compared to the prior corresponding period. In Australian dollars, gross profit increased 16% and gross margin increased 2.5 percentage points. Gross margin was favourably impacted by 1.9 percentage points due to lower manufacturing costs and 1.4 percentage points due to a higher average net sales price. These favourable movements were partially

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY14	4

offset by 0.4 percentage points due to unfavourable movements in product mix and 0.3 percentage points increase due to an increase in input costs. The increase in Australian dollar gross profit during the nine months was partially offset by a 8% depreciation in the Australian dollar/US dollar average exchange rate, leading to a reduction in US dollar gross profit in the nine months ended 31 December 2013 compared to the nine months ended 31 December 2012.

For the nine months, the average NBSK pulp price was US$956 per ton, an increase of 10% compared to the prior corresponding period.

Selling, General and Administrative (“SG&A”) Expenses

Quarter

SG&A expenses decreased 10% from US$59.7 million in the prior corresponding quarter to US$53.8 million, primarily due to a decrease in legacy New Zealand product liability from US$7.5 million expense in the prior corresponding quarter to US$4.2 million benefit driven by favourable settlements during the current quarter. These legacy product liabilities are related to claims for buildings that were constructed during calendar years 1998 to 2004. This favourable impact was partially offset by a US$4.6 million increase in general corporate costs, from US$8.2 million in the prior corresponding quarter to US$12.8 million.

As a percentage of sales, SG&A expenses decreased from 18.6% in the prior corresponding quarter to 15.2%. Excluding New Zealand product liability, SG&A expenses as a percentage of sales increased from 16.3% to 16.4% in the prior corresponding quarter.

SG&A expenses for the quarter included non-claims handling related operating expenses for AICF of US$0.4 million, compared to US$0.5 million in the prior corresponding quarter.

General Corporate Costs

General corporate costs increased by US$4.6 million to $12.8 million from $8.2 million in the prior corresponding quarter primarily driven by an increase in salary and related compensation expenses of US$4.0 million. The increase in salary and compensation expenses was primarily driven by higher stock compensation expense and higher company performance-based incentive bonuses.

Nine Months

SG&A expenses increased US$1.9 million from US$160.6 million in the prior corresponding period to US$162.5 million, primarily due to a US$10.6 million increase in general corporate costs, and a US$3.2 million increase in advertising and general administrative costs; partially offset by a decrease in the New Zealand product liability expense of US$12.5 million.

As a percentage of sales, SG&A expenses decreased from 16.1% in the prior corresponding period to 14.5%. Excluding New Zealand product liability, SG&A expenses as a percentage of sales decreased from 14.8% in the prior corresponding period to 14.5%.

SG&A expenses for the nine months ended 31 December 2013, included non-claims handling related operating expenses for AICF of US$1.4 million, compared to US$1.2 million in the prior corresponding period.

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY14	5

General Corporate Costs

General corporate costs for the prior corresponding period were favourably impacted by a recovery of legal costs of US$2.7 million in the second quarter, ASIC expenses of US$0.5 million, and a foreign exchange gain of US$5.5 million in the first quarter following the conclusion of RCI’s disputed fiscal year 1999 amended tax assessment with the ATO. Excluding ASIC expenses, the recovery of legal costs, and the foreign exchange gain, general corporate costs for the nine months increased from US$28.0 million in the prior corresponding period to US$30.9 million. The increase in general corporate costs was primarily due to a US$3.7 million increase in salary and related compensation expenses primarily driven by higher company performance-based incentive bonuses; partially offset by a $1.2 million decrease in professional fees compared with the corresponding period.

New Zealand Ministry of Education Representative Action

On 16 April 2013, the New Zealand Ministry of Education and other related plaintiffs initiated a ‘representative action’ in the New Zealand High Court against four building material manufacturers, including two of the company’s New Zealand subsidiaries, in relation to several thousand New Zealand school buildings. The New Zealand Ministry of Education and other plaintiffs alleged that the cladding systems used on school buildings were defective and asserted claims of negligence, negligent misstatement, negligent failure to warn, and breach of both the New Zealand Consumer Guarantees Act 1993 and Fair Trading Act 1986. On 23 December 2013, the company finalised a commercial settlement with the New Zealand Ministry of Education in relation to these claims, the specific details of which the parties agreed to keep confidential. As part of the settlement, the New Zealand Ministry of Education agreed to discontinue the claims made against the company’s two New Zealand subsidiaries. The settlement did not have a material adverse effect on the company’s financial position, results of operations, or cash flows.

Readers are referred to Note 9 of the company’s 31 December 2013 Condensed Consolidated Financial Statements for further information on the New Zealand product liability and the New Zealand Ministry of Education Representative Action.

Research and Development Expenses

Research and development expenses include costs associated with research projects that are designed to benefit all business units. These costs are recorded in the Research and Development (“R&D”) segment rather than attributed to individual business units. These costs were 8% lower for the quarter at US$5.8 million, compared to US$6.3 million in the prior corresponding quarter. For the nine months ended 31 December 2013, these costs decreased 7% from US$17.6 million in the prior corresponding period to US$16.3 million.

Other R&D costs associated with commercialisation projects in business units are included in the business unit segment results. In total, these costs were 19% lower for the quarter at US$2.9 million, compared to US$3.6 million in the prior corresponding quarter and 14% lower for the nine months at US$8.8 million, compared to US$10.2 million in the prior corresponding nine months.

The research and development segment also included selling, general and administrative expenses of US$0.5 million for the three months ended 31 December 2013 and 2012. The research and development segment included selling, general and administrative expenses of US$1.6 million and US$1.5 million for the nine months ended 31 December 2013 and 2012, respectively.

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY14	6

The decrease in R&D expenses during the quarter and nine months primarily resulted from the completion of certain projects that were ongoing in the prior corresponding quarter and nine months, partially offset by higher R&D headcount and related expenses due to the opening of an R&D facility in Chicago, Illinois in the prior fiscal year.

Asbestos Adjustments

The company’s asbestos adjustments are derived from an estimate of future Australian asbestos-related liabilities in accordance with the Amended and Restated Final Funding Agreement (“AFFA”).

The asbestos-related assets and liabilities are denominated in Australian dollars. Therefore, the reported value of these asbestos-related assets and liabilities in the company’s Condensed Consolidated Balance Sheet in US dollars is subject to adjustment, with a corresponding effect on the company’s Condensed Consolidated Statement of Operations and Comprehensive Income, depending on movements in the closing exchange rate between the two currencies at each balance sheet date.

For the quarter, the Australian dollar spot exchange rate against the US dollar depreciated 4% to US$0.89 at 31 December 2013 compared to 30 September 2013. During the prior corresponding quarter, the spot exchange rate depreciated 1% to US$1.03 at 31 December 2012 compared to 30 September 2012.

For the nine months ended 31 December 2013, the Australian dollar spot exchange rate against the US dollar depreciated 14% to US$0.89 at 31 December 2013 compared to 31 March 2013. During the prior corresponding period, the spot exchange rate decreased 1% to US$1.04 at 31 December 2012 compared to 31 March 2012.

The following table sets forth the asbestos adjustments included in the Condensed Consolidated Statements of Operations and Comprehensive Income for the three and nine months ended 31 December 2013 and 31 December 2012, respectively:

US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY14	Q3 FY13	9 Months FY14	9 Months FY13

Effect of foreign exchange rate movements	$30.8	$6.1	$120.5	$2.6
Recovery of insurance receivables	5.0	5.6	5.7	11.9

Asbestos adjustments	$35.8	$11.7	$126.2	$14.5

Readers are referred to Note 7 of the company’s 31 December 2013 Condensed Consolidated Financial Statements for further information on the asbestos adjustments.

Claims Data

For the quarter ended 31 December 2013, there were 155 claims received, an increase from 125 claims received in the prior corresponding quarter and higher than actuarial expectations of 135 new claims. For the nine months ended 31 December 2013, there were 476 claims received, an increase from 401 claims received in the prior corresponding period and higher than actuarial expectations of 405 new claims.

There were 130 claims settled in the quarter ended 31 December 2013 compared to 132 claims settled during the quarter ended 31 December 2012. The 130 claims settled during the current quarter were below actuarial expectations of 136 claims settled for the quarter ended 31 December 2013. There were 411 claims settled in the nine months ended 31 December 2013 compared to 416 claims settled during the nine months ended 31 December 2012. The 411 claims settled during the nine months ended 31 December 2013 were above actuarial expectations of 408 claims settled.

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY14	7

The average claim settlement of A$258,000 for the nine months ended 31 December 2013 was A$13,000 thousand higher than the average claim settlement in the prior corresponding nine months. The increase in average claims settlement is largely attributable to mesothelioma claims, which are more costly to settle and represented a larger proportion of total claims than in the prior corresponding period. Further, a number of these mesothelioma claims were large claims received earlier in the year, which settled for more than A$1.0 million per claim. Excluding these large claim settlements, average claim sizes for mesothelioma were in line with actuarial expectations for the nine months ended 31 December 2013, with the average cost of settling non-mesothelioma claims being in line with, or below, actuarial expectations for the nine months ended 31 December 2013.

Asbestos claims paid totalled A$31.8 million and A$104.6 million for the quarter and nine months ended 31 December 2013, compared to A$30.9 million and A$98.0 million during the prior corresponding period. Asbestos claims paid during the quarter were lower than the actuarial expectation of A$32.9 million. Asbestos claims paid during the nine month period were higher than the actuarial expectation of A$98.6 million, primarily due to a number of large mesothelioma claims that settled for more than A$1.0 million per claim.

During the nine months ended 31 December 2013, mesothelioma claims reporting activity has been above actuarial expectations. One of the critical assumptions used to derive the discounted central estimate is the estimated peak year of mesothelioma disease claims, which was assumed to have occurred in 2010/2011. Potential variation in this estimate has an impact much greater than other assumptions used to derive the discounted central estimate. For example, if the peak year of mesothelioma disease claims were estimated to occur in 2015/2016, the discounted central estimate could increase by approximately 45.0%.

Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts, and estimates of future trends in average claim awards, the actual amount of liability could differ materially from that which is currently projected. There is significant uncertainty regarding the nature, extent and mix of claims reporting activity for the remainder of the 2014 fiscal year, together with their consequential impact on average claims sizes. In addition, there is significant uncertainty regarding the extent to which the current level of claims reporting activity will continue, slow, or revert to prior expected levels in the longer term. The company is currently unable to reasonably determine the manner in which the current level of claims reporting activity will influence future activity over the long-term. Pending a further review of claims reporting activity in the final quarter of fiscal year 2014, it is possible that the subsequent actuarial assessment at 31 March 2014 may result in a material change in the company’s asbestos liability.

All figures provided in this Claims Data section are gross of insurance and other recoveries. Readers are referred to Note 7 of the company’s 31 December 2013 Condensed Consolidated Financial Statements for further information on asbestos adjustments.

EBIT

EBIT for the quarter ended 31 December 2013 increased from US$32.5 million in the prior corresponding quarter to US$94.8 million. EBIT for the quarter included net favourable asbestos adjustments of US$35.8 million, New Zealand product liability benefit of US$4.2 million and AICF SG&A expenses of US$0.4 million. For the prior corresponding quarter, EBIT included favourable asbestos adjustments of US$11.7 million, New Zealand product liability expense of US$7.5 million, asset impairments of US$5.8 million, AICF SG&A expenses of US$0.5 million and ASIC expenses of US$0.1 million, as shown in the table below.

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY14	8

EBIT for the nine months increased from US$137.8 million in the prior corresponding period to US$319.5 million. EBIT for the nine months included favourable asbestos adjustments of US$126.2 million, New Zealand product liability expense of US$0.7 million and AICF SG&A expenses of US$1.4 million. For the prior corresponding period, EBIT included New Zealand product liability expense of US$13.2 million, net favourable asbestos adjustments of US$14.5 million, AICF SG&A expenses of US$1.2 million, asset impairments of US$5.8 million, and ASIC expenses of US$0.5 million, as shown in the table below.

EBIT - US$ Millions	Three Months and Nine Months Ended 31 December
	Q3 FY14	Q3 FY13	% Change	9 Months FY14	9 Months FY13	% Change

USA and Europe Fibre Cement excluding asset impairments	$53.1	$30.4	75	$179.8	$124.7	44
Asia Pacific Fibre Cement excluding New Zealand product liability	21.3	19.2	11	64.5	58.2	11
Research & Development	(6.4)	(6.8)	6	(18.0)	(19.1)	6
Asset impairments	—	(5.8)		—	(5.8)
New Zealand product liability benefit (expenses)	4.2	(7.5)		(0.7)	(13.2)	95
General Corporate:
General corporate costs	(12.8)	(8.2)	(56)	(30.9)	(20.3)	(52)
Asbestos adjustments	35.8	11.7		126.2	14.5
AICF SG&A expenses	(0.4)	(0.5)	20	(1.4)	(1.2)	(17)

EBIT	94.8	32.5		319.5	137.8

Excluding:

Asbestos:
Asbestos adjustments	(35.8)	(11.7)		(126.2)	(14.5)
AICF SG&A expenses	0.4	0.5	(20)	1.4	1.2	17
Asset Impairments	—	5.8		—	5.8
ASIC expenses	—	0.1		—	0.5
New Zealand product liability (benefit) expenses	(4.2)	7.5		0.7	13.2	(95)

EBIT excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability	$55.2	$34.7	59	$195.4	$144.0	36

Net sales	$353.2	$320.4	10	$1,117.4	$994.5	12

EBIT margin excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability	15.6%	10.8%		17.5%	14.5%

USA and Europe Fibre Cement EBIT

USA and Europe Fibre Cement EBIT excluding asset impairments for the quarter increased 75% from US$30.4 million in the prior corresponding quarter to US$53.1 million. EBIT margin excluding asset impairments for the quarter was 6.7 percentage points higher at 20.2%.

For the nine months, USA and Europe Fibre Cement EBIT excluding asset impairments increased 44% from US$124.7 million in the prior corresponding period to US$179.8 million. For the nine months, EBIT margin excluding asset impairments was 3.9 percentage points higher at 21.4%.

For both the quarter and the nine months ended 31 December 2013, EBIT was favourably impacted primarily by higher volume, a higher average net sales price and lower production costs, partially offset by an increase in SG&A.

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY14	9

Asia Pacific Fibre Cement EBIT

For the quarter, Asia Pacific Fibre Cement EBIT excluding New Zealand product liability increased 11% from US$19.2 million in the prior corresponding quarter to US$21.3 million. In Australian dollars, Asia Pacific Fibre Cement EBIT excluding New Zealand product liability for the quarter increased 21% due to an increase in the Australian dollar average net sales price, and a decrease in manufacturing expenses. The increase in Asia Pacific Fibre Cement EBIT excluding New Zealand product liability during the quarter was partially offset by an 12% depreciation in the Australian dollar/US dollar average exchange rate in the third quarter of the current year, compared to the third quarter of the prior year. EBIT margin excluding New Zealand product liability was 3.5 percentage points higher for the quarter at 23.5%.

Asia Pacific Fibre Cement EBIT including New Zealand product liability for the quarter increased from US$11.7 million in the prior corresponding quarter to US$25.5 million. EBIT margin including New Zealand product liability was 15.9 percentage points higher at 28.1%.

For the nine months ended 31 December 2013, Asia Pacific Fibre Cement EBIT excluding New Zealand product liability increased 11% from US$58.2 million to US$64.5 million. In Australian dollars, Asia Pacific Fibre Cement EBIT excluding New Zealand product liability increased 21% compared to the prior corresponding period, due to an increase in the Australian dollar average net sales price, and a decrease in manufacturing costs. The increase in Australian dollar EBIT excluding New Zealand product liability during the nine months ended 31 December 2013 was partially offset by the 8% depreciation in the Australian dollar/US dollar average exchange rate, leading to a reduction in US dollar EBIT in the nine months ended 31 December 2013 compared to the nine months ended 31 December 2012. EBIT margin excluding New Zealand product liability was 2.4 percentage points higher for the nine months ended 31 December 2013 at 23.2%.

Asia Pacific Fibre Cement EBIT including New Zealand product liability increased from US$45.0 million in the prior corresponding nine months to US$63.8 million. EBIT margin including New Zealand product liability was 6.8 percentage points higher at 22.9%

Net Interest (Expense) Income

Net interest expense moved from income of US$2.1 million in the prior corresponding quarter to expense of US$0.4 million in the current quarter. For the nine months ended 31 December 2013, net interest expense moved from income of US$2.3 million in the prior corresponding period to net interest expense of US$0.7 million. The movement in net interest (expense) income during the nine months is due to an increase in interest and borrowing costs relating to the company’s external credit facilities. Further, net interest (expense) income during the quarter and nine months was unfavourably impacted by a decrease in AICF interest income and other interest income.

Other Income

For the quarter, other income increased to US$1.2 million compared to US$0.5 million in the prior corresponding quarter. For the nine months ended 31 December 2013, other income increased from US$1.2 million in the prior corresponding period to US$1.4 million in the current year.

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY14	10

Income Tax

Quarter

The company’s effective tax rate was 3.6% for the quarter compared to 10.3% in the prior corresponding quarter. During the current and prior corresponding quarter, the effective tax rate was impacted by favourable asbestos adjustments of US$35.8 million and US$11.7 million, respectively. In addition, in November 2013, the ATO notified RCI that it was entitled to a final additional amount of interest in respect of amounts paid by RCI to the ATO while the appeal of the disputed amended tax assessment was in process. On 19 December 2013, the final additional amount of interest payable to RCI was calculated in the amount A$17.3 million (US$15.4 million) which was received in January 2014. As the receipt of this interest from the ATO relates to RCI’s successful appeal of its disputed amended tax assessment, the additional interest, net of tax, was reflected as an income tax benefit in the Company’s results of operations for the quarter. The facts and circumstances relating to RCI’s successful appeal of the disputed amended tax assessment were fully disclosed in the notes to the company’s consolidated financial statements as of and for the year ended 31 March 2012, as filed with the United Sates Securities and Exchange Commission (“SEC”) on 2 July 2012.

The company recorded net favourable asbestos-related and New Zealand product liability benefit of US$8.3 million for the quarter, compared to net favourable adjustments of US$3.6 million for the prior corresponding quarter.

For the quarter, asbestos-related and other tax adjustments included tax expense for New Zealand product liability, as discussed above. In the prior corresponding quarter, tax adjustments included net tax benefits for the New Zealand product liability and asset impairments.

Income tax expense excluding asbestos-related and other tax adjustments for the quarter increased from US$7.2 million in the prior corresponding quarter to US$11.7 million due to higher taxable earnings. The effective tax rate excluding asbestos, asset impairments, New Zealand liability, and other tax adjustments decreased from 21.3% to 21.1%.

Nine Months

The company’s effective tax rate was 10.6% for the nine months ended 31 December 2013 compared to 18.6% in the prior corresponding period. During the current and prior corresponding period, the effective tax rate was impacted by favourable asbestos adjustments of US$126.2 million and US$14.5 million, respectively. In addition, the effective tax rate for the current nine months was favourably impacted by the A$17.3 million (US$15.4 million) of ATO interest discussed above.

The company recorded net favourable asbestos-related and other tax adjustments of US$7.8 million for the nine months ended 31 December 2013, compared to net favourable adjustments of US$6.2 million for the prior corresponding period.

For the nine months ended 31 December 2013, asbestos-related and other tax adjustments included tax benefits for New Zealand product liability, as discussed above. In the prior corresponding period, tax adjustments included net tax benefits for asbestos-related, New Zealand product liability and asset impairments.

Income tax expense excluding asbestos-related and other tax adjustments for the nine months ended 31 December 2013 year increased from US$32.5 million in the prior corresponding period to US$41.7 million. The effective tax rate excluding asbestos, asset impairments, New Zealand liability, and other tax adjustments decreased from 23.0% in the prior corresponding period to 21.5% due to recurring tax adjustments comprising a lower proportion of earnings for the nine months, as taxable earnings increased, relative to the prior corresponding period.

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY14	11

Net Operating Profit

Net operating profit for the quarter was US$92.2 million, compared to US$31.5 million for the prior corresponding quarter. Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments increased 64% from US$26.7 million in the prior corresponding quarter to US$43.7 million in the current quarter, as shown in the table below.

For the nine months, net operating profit was US$286.3 million, compared to US$115.0 million for the prior corresponding period. Net operating profit excluding asbestos, assets impairments, ASIC expenses, New Zealand product liability and tax adjustments increased 39% to US$152.0 million from US$109.4 million in the prior corresponding period, as shown in the table below.

Net Operating Profit - US$ millions	Three Months and Nine Months Ended 31 December
	Q3 FY14	Q3 FY13	% Change	9 Months FY14	9 Months FY13	% Change
Net operating profit	$92.2	$31.5		$286.3	$115.0

Excluding:
Asbestos:
Asbestos adjustments	(35.8)	(11.7)		(126.2)	(14.5)
AICF SG&A expenses	0.4	0.5	(20)	1.4	1.2	17
AICF interest income	(0.6)	(3.4)	82	(2.4)	(5.6)	57
Asset impairments	—	5.8		—	5.8
ASIC expenses	—	0.1		—	0.5
New Zealand product liability (benefit) expenses	(4.2)	7.5		0.7	13.2	(95)
Asbestos and other tax adjustments	(8.3)	(3.6)		(7.8)	(6.2)	(26)

Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments	$43.7	$26.7	64	$152.0	$109.4	39

Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments (US cents)	10	6	67	34	25	36

Capacity Expansion

The company is proceeding with its previously announced plans to increase the production capacity of the USA and Europe Fibre Cement business. These plans continue to include:

•	a fourth sheet machine and ancillary facilities at the company’s Plant City, Florida location with an estimated investment of US$65.0 million with nominal capacity of 300 mmsf[1]; and

•	a third sheet machine and ancillary facilities at the company’s Cleburne, Texas location with an estimated investment of US$37.0 million with nominal capacity of 200 mmsf[1].

The company expects both the Plant City and Cleburne projects to be commissioned by the first half of fiscal 2015.

The company continues to refurbish its Fontana, California plant at a cost of US$37.9 million to date. The company intends recommencement of production in the fourth quarter of fiscal 2014 with a nominal capacity of 250 mmsf1.

[1]	Nominal capacities are based on production of 5/16” HardieZone 10 product, without regard to actual or anticipated product mix.

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY14	12

As previously announced during the first quarter of fiscal year 2014, the company completed the purchase of the previously-leased land and buildings at the Carole Park, Brisbane plant prior to capital expenditure and commercial investments to increase the plant’s production capacity at a total estimated cost of approximately A$89.0 million.

Cash Flow

Net operating cash flow increased for the nine months from US$83.3 million in the prior corresponding period to US$254.7 million primarily due to the following:

•	prior year non-recurring tax payment of US$81.3 million which arose from the favourable conclusion of RCI’s disputed fiscal year 1999 amended tax assessment with the ATO;

•	a decrease in the company’s contribution to AICF from US$45.4 million in the prior corresponding nine months ended 31 December 2012 to nil in the nine months ended 31 December 2013; and

•	higher earnings net of asbestos adjustments.

For the nine months ended 31 December 2013, net capital expenditure for the purchase of property, plant and equipment increased to US$67.9 million from US$41.3 million in the prior corresponding period. The increase in net capital expenditure is primarily a result of the purchase of the previously leased land and buildings located at the company’s Carole Park, Brisbane plant and refurbishment of idled manufacturing assets at the Fontana, California plant. In addition, in December 2013, the Company acquired the assets of a US business engaged in the research, development and manufacturing of fibreglass windows.

Dividends paid during the nine months ended 31 December 2013 decreased to US$163.6 million, reflecting a payment of US37.0 cents per security, compared to US$166.4 million in the prior corresponding period, reflecting a payment of US38.0 cents per security.

Shareholder Returns

125 Year Anniversary Special Dividend

The company announced today a special dividend of US28.0 cents per security (“125 year anniversary special dividend”). The 125 year anniversary special dividend was announced in US currency and will be paid on 30 May 2014 with a record date of 21 March 2014.

FY2014 First Half Dividend

On 14 November 2013, the company announced an ordinary dividend of US8.0 cents per security (“FY2014 first half dividend”) compared with US5.0 cents per security in the prior corresponding period. The FY2014 first half dividend was announced in US currency and will be paid on 28 March 2014, with a record date of 19 December 2013. Accordingly, the company has recorded US$35.5 million in Dividends payable on the Condensed Consolidated Balance Sheet at 31 December 2013.

Irish Dividend Withholding Tax

The company will be required to deduct Irish Dividend Withholding Tax (“DWT”) (currently 20% of the gross dividend amount) from the FY2014 first half dividend, the 125 year anniversary special dividend, and any future dividend unless the beneficial owner has completed and returned a non-resident declaration form (“DWT Form”) prior to payment.

In general, beneficial owners, superannuation funds and pension funds who are resident for tax purposes in Australia, New Zealand, the United States and the United Kingdom and who return a validly completed DWT Form will be exempt from Irish DWT. The DWT Form is required to be completed and signed by the beneficial owner, who may be different from the registered shareholder.

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY14	13

Shareholders who have not completed a DWT Form may be able to claim a refund of Irish DWT (by way of a euro-denominated payment) directly from Irish Revenue.

Dividend Payout Ratio

On 14 November 2013, the company announced, an increase in the dividend payout ratio from between 30% and 50% to between 50% and 70% of annual net operating profit (excluding asbestos adjustments) for dividends payable in respect of FY2014 and future fiscal years.

FY2013 Ordinary and Special Dividends

The company announced an ordinary dividend of US5.0 cents per security (“FY2013 first half ordinary dividend”) on 15 November 2012. The FY2013 first half ordinary dividend, FY2013 second half ordinary dividend and FY2013 special dividend totalled US42.0 cents per security and were paid from earnings in FY2013. The company paid an ordinary dividend of US13.0 cents per security (“FY2013 second half ordinary dividend”) and a special dividend of US24.0 cents per security (“FY2013 special dividend”) on 26 July 2013. The total amount of the FY2013 second half ordinary dividend and FY2013 special dividend together was US$163.6 million.

Share Buyback

In May 2013, the company announced a new share buyback program to acquire up to 5% of its issued capital. During the three months ended 31 December 2013, the company repurchased and cancelled 305,153 shares of its common stock, with an aggregate cost of A$3.5 million (US$3.3 million), at an average market price of A$11.60 (US$10.52). For the nine months ended 31 December 2013, the Company repurchased and cancelled a total of 526,153 shares of its common stock, with an aggregate cost of $A5.5 million (US$5.1 million), at an average market price of $10.51 (US$9.60).

Subsequent to 31 December 2013, the Company acquired an additional 613,061 shares of its common stock, with an aggregate cost of A$8.1 million (US$7.2 million), at an average market price of A$13.17 (US$11.73).

The company will be undertaking a further review of its capital structure and capital management objectives and expects to be in a position to make further distributions to shareholders in the near term as follows:

1)	subject to share price levels, the company intends to continue to repurchase shares under the existing share buyback program, which expires in May 2014; and

2)	to the extent the company does not complete the full amount of the current share buyback during FY2014 the company will consider further distributions by way of dividends to shareholders over and above those contemplated under the company’s ordinary dividend policy subject to:

•	an assessment of the current and expected industry conditions in the group’s major markets of the US and Australia;

•	an assessment of the group’s capital requirements, especially for funding of expansion and growth initiatives;

•	global economic conditions and outlook; and

•	total net operating profit (excluding asbestos adjustments) for fiscal year 2014.

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY14	14

Liquidity and Capital Resources

The company’s net cash position increased from US$153.7 million at 31 March 2013 to US$185.2 million at 31 December 2013.

At 31 December 2013, the company had credit facilities totalling US$405.0 million, of which none were drawn. The credit facilities are all uncollateralised and consist of the following:

Description	Effective Interest Rate	Total Facility	Principal Drawn
(US$ millions)

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2014	—	$50.0	$—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until March 2016	—	50.0	—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until April 2016	—	190.0	—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until March 2017	—	40.0	—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until April 2017	—	75.0	—

Total		$405.0	$—

The company draws on and repays amounts available under its term facilities throughout the fiscal year. During the quarter and nine months ended 31 December 2013, the company did not draw down or make repayments on any of its term facilities. The weighted average remaining term of the total credit facilities at 31 December 2013 was 2.3 years.

The company has historically met its working capital needs and capital expenditure requirements from a combination of cash flow from operations, credit facilities and other borrowings. Seasonal fluctuations in working capital generally have not had a significant impact on its short-term or long-term liquidity.

The company expects to invest in significant capital expenditures in the near to medium term for upgrades of plant production capabilities to support capacity expansion plans, equipment upgrades to ensure continued environmental compliance, the implementation of new fibre cement technologies and the refurbishment and re-commissioning of idled production assets.

The company anticipates it will have sufficient funds to meet its planned working capital and other expected cash requirements for the next twelve months based on its existing cash balances, anticipated operating cash flows arising during the year and unutilised committed credit facilities.

On 14 February 2014, US$50.0 million of the Company’s unutilised credit facilities expired. The Company intends to replace the expired credit facilities in the fourth quarter of fiscal 2014. At 28 February 2014, the unutilised credit facilities available to the Company were reduced to US$355.0 million, with a weighted average remaining term of 2.2 years.

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY14	15

Asbestos Compensation

The company did not make a contribution to AICF during the three and nine months ended 31 December 2013. From the time AICF was established in February 2007 through December 2013, the company has contributed A$599.2 million to the fund.

END

Media/Analyst Enquiries:

Sean O’ Sullivan

Vice President Investor and Media Relations

Telephone:	+61 2 8845 3352

Email:	media@jameshardie.com.au

This Management’s Analysis of Results forms part of a package of information about James Hardie’s results. It should be read in conjunction with the other parts of this package, including the Media Release, the Management Presentation and the Condensed Consolidated Financial Statements.

These documents, along with an audio webcast of the Management Presentation on 28 February 2014, are available from the Investor Relations area of the company’s website at www.jameshardie.com

The company routinely posts information that may be of importance to investors in the Investor Relations section of its website, including press releases, financial results and other information. The company encourages investors to consult this section of its website regularly.

The company filed its annual report on Form 20-F for the year ended 31 March 2013 with the SEC on 27 June 2013.

All holders of the company’s securities may receive, on request, a hard copy of our complete audited Consolidated Financial Statements, free of charge. Requests can be made via the Investor Relations area of the company’s website or by contacting one of the company’s corporate offices. Contact details are available on the company’s website.

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY14	16

Definitions

Non-financial Terms

ABS – Australian Bureau of Statistics.

AFFA – Amended and Restated Final Funding Agreement.

AICF – Asbestos Injuries Compensation Fund Ltd.

ASIC – Australian Securities and Investments Commission.

ATO – Australian Taxation Office.

NBSK – Northern Bleached Softwood Kraft; the company’s benchmark grade of pulp.

Legacy New Zealand product liability benefit (expenses) (“New Zealand product liability”) – Expenses arising from defending and resolving claims in New Zealand that allege poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors.

Financial Measures – US GAAP equivalents

This document contains financial statement line item descriptions that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because the company prepares its Condensed Consolidated Financial Statements under US GAAP, the following table cross-references each non-US GAAP line item description, as used in Management’s Analysis of Results and Media Release, to the equivalent US GAAP financial statement line item description used in the company’s Condensed Consolidated Financial Statements:

Management’s Analysis of Results and	Consolidated Statements of Operations
Media Release	and Other Comprehensive Income (Loss)
(US GAAP)

Net sales	Net sales
Cost of goods sold	Cost of goods sold
Gross profit	Gross profit

Selling, general and administrative expenses	Selling, general and administrative expenses
Research and development expenses	Research and development expenses
Asbestos adjustments	Asbestos adjustments
EBIT*	Operating income (loss)

Net interest income (expense)*	Sum of interest expense and interest income
Other income (expense)	Other income (expense)
Operating profit (loss) before income taxes*	Income (loss) before income taxes

Income tax (expense) benefit	Income tax (expense) benefit

Net operating profit (loss)*	Net income (loss)

*- Represents non-U.S. GAAP descriptions used by Australian companies.

EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales.

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY14	17

Sales Volume

mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

Financial Ratios

Gearing ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity.

Net interest expense cover – EBIT divided by net interest expense (excluding loan establishment fees).

Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised.

Net debt payback – Net debt (cash) divided by cash flow from operations.

Net debt (cash) – short-term and long-term debt less cash and cash equivalents.

Return on capital employed – EBIT divided by gross capital employed.

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY14	18

Non-US GAAP Financial Measures

EBIT and EBIT margin excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability – EBIT and EBIT margin excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

US$ Millions	Q3 FY 2014	Q3 FY 2013	9 Months FY 2014	9 Months FY 2013

EBIT	$94.8	$32.5	$319.5	$137.8

Asbestos:
Asbestos adjustments	(35.8)	(11.7)	(126.2)	(14.5)
AICF SG&A expenses	0.4	0.5	1.4	1.2
Asset impairments	—	5.8	—	5.8
ASIC expenses	—	0.1	—	0.5
New Zealand product liability (benefit) expenses	(4.2)	7.5	0.7	13.2

EBIT excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability	55.2	34.7	195.4	144.0
Net sales	$353.2	$320.4	$1,117.4	$994.5
EBIT margin excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability	15.6%	10.8%	17.5%	14.5%

Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments – Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net operating profit. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Q3 FY 2014	Q3 FY 2013	9 Months FY 2014	9 Months FY 2013

Net operating profit	$92.2	$31.5	$286.3	$115.0
Asbestos:
Asbestos adjustments	(35.8)	(11.7)	(126.2)	(14.5)
AICF SG&A expenses	0.4	0.5	1.4	1.2
AICF interest income	(0.6)	(3.4)	(2.4)	(5.6)
Asset impairments	—	5.8	—	5.8
ASIC expenses	—	0.1	—	0.5
New Zealand product liability (benefit) expenses	(4.2)	7.5	0.7	13.2
Asbestos and other tax adjustments	(8.3)	(3.6)	(7.8)	(6.2)

Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments	$43.7	$26.7	$152.0	$109.4

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY14	19

Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments – Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Q3 FY 2014	Q3 FY 2013	9 Months FY 2014	9 Months FY 2013

Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments	$43.7	$26.7	$152.0	$109.4

Weighted average common shares outstanding - Diluted (millions)	445.2	440.3	444.2	439.0

Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments (US cents)	10	6	34	25

Effective tax rate on earnings excluding asbestos, asset impairments, New Zealand product liability and tax adjustments – Effective tax rate on earnings excluding asbestos, asset impairments, New Zealand product liability and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Q3 FY 2014	Q3 FY 2013	9 Months FY 2014	9 Months FY 2013

Operating profit before income taxes	$95.6	$35.1	$320.2	$141.3

Asbestos:
Asbestos adjustments	(35.8)	(11.7)	(126.2)	(14.5)
AICF SG&A expenses	0.4	0.5	1.4	1.2
AICF interest income	(0.6)	(3.4)	(2.4)	(5.6)
Asset impairments	—	5.8	—	5.8

New Zealand product liability (benefit) expenses	(4.2)	7.5	0.7	13.2

Operating profit before income taxes excluding asbestos, asset impairments and New Zealand product liability	$55.4	$33.8	$193.7	$141.4

Income tax expense	(3.4)	(3.6)	(33.9)	(26.3)
Asbestos-related and other tax adjustments	(8.3)	(3.6)	(7.8)	(6.2)

Income tax expense excluding tax adjustments	(11.7)	(7.2)	(41.7)	(32.5)

Effective tax rate	3.6%	10.3%	10.6%	18.6%

Effective tax rate excluding asbestos, asset impairments, New Zealand product liability, and tax adjustments	21.1%	21.3%	21.5%	23.0%

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY14	20

Adjusted EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate Adjusted EBITDA in the same manner as James Hardie has and, accordingly, Adjusted EBITDA may not be comparable with other companies. Management has included information concerning Adjusted EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

US$ Millions	Q3 FY 2014	Q3 FY 2013	9 Months FY 2014	9 Months FY 2013

EBIT	$94.8	$32.5	$319.5	$137.8
Depreciation and amortisation	15.6	17.3	46.2	48.0

Adjusted EBITDA	$110.4	$49.8	$365.7	$185.8

General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs – General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than general corporate costs. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

US$ Millions	Q3 FY 2014	Q3 FY 2013	9 Months FY 2014	9 Months FY 2013
General corporate costs	$12.8	$8.2	$30.9	$20.3

Excluding:
ASIC expenses	—	(0.1)	—	(0.5)
Intercompany foreign exchange gain	—	—	—	5.5
Recovery of RCI legal costs	—	—	—	2.7

General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs	$12.8	$8.1	$30.9	$28.0

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY14	21

Selling, general and administrative expenses excluding New Zealand product liability – Selling, general and administrative expenses excluding New Zealand product liability is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than selling, general and administrative expenses. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

US$ Millions	Q3 FY 2014	Q3 FY 2013	9 Months FY 2014	9 Months FY 2013

Selling, general and administrative expenses	$53.8	$59.7	$162.5	$160.6
Excluding:
New Zealand product liability benefit (expenses)	4.2	(7.5)	(0.7)	(13.2)

Selling, general and administrative expenses excluding New Zealand product liability	$58.0	$52.2	$161.8	$147.4

Net Sales	$353.2	$320.4	$1,117.4	$994.5
Selling, general and administrative expenses as a percentage of net sales	15.2%	18.6%	14.5%	16.1%
Selling, general and administrative expenses excluding New Zealand product liability as a percentage of net sales	16.4%	16.3%	14.5%	14.8%

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY14	22

Supplemental Financial Information

As set forth in Note 7 of the 31 December 2013 Condensed Consolidated Financial Statements, the net AFFA liability, while recurring, is based on periodic actuarial determinations, claims experience and currency fluctuations. The company’s management measures its financial position, operating performance and year-over-year changes in operating results with and without the effect of the net AFFA liability. Accordingly, management believes that the following non-GAAP information is useful to it and investors in evaluating the company’s financial position and ongoing operating financial performance. The following non-GAAP table should be read in conjunction with JHI plc’s Condensed Consolidated Financial Statements and related notes contained in the company’s 31 December 2013 Condensed Consolidated Financial Statements.

James Hardie Industries plc

Supplementary Financial Information

31 December 2013

(Unaudited)

(US$ Millions)	Total Fibre Cement – Excluding Asbestos Compensation	Asbestos Compensation	As Reported (US GAAP)
Restricted cash and cash equivalents – Asbestos	$—	$61.9	$61.9
Restricted short-term investments – Asbestos	—	0.1	0.1
Insurance receivable – Asbestos[1]	—	187.2	187.2
Workers compensation asset – Asbestos[1]	—	52.8	52.8
Deferred income taxes – Asbestos[1]	—	374.4	374.4

Asbestos liability[1]	$—	$1,357.6	$1,357.6
Workers compensation liability – Asbestos[1]	—	52.8	52.8
Income taxes payable	16.9	(12.2)	4.7

Favourable asbestos adjustments	$—	$126.2	$126.2
Selling, general and administrative expenses	(161.1)	(1.4)	(162.5)
Net interest (expense) income	(3.1)	2.4	(0.7)
Income tax expense	(31.9)	(2.0)	(33.9)

[1]	The amounts shown on these lines are a summation of both the current and non-current portion of the respective asset or liability as presented on the company’s Condensed Consolidated Balance Sheets.

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY14	23

Forward-Looking Statements

This Management’s Analysis of Results contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

•	statements about the company’s future performance;

•	projections of the company’s results of operations or financial condition;

•	statements regarding the company’s plans with respect to the introduction of new products, product lines and businesses;

•	statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;

•	expectations concerning the costs associated with the suspension, closure, opening or expansion of operations at any of the company’s plants and future plans with respect to any such plants;

•	expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;

•	expectations concerning dividend payments and share buy-backs;

•	statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the Australian Securities and Investments Commission (ASIC);

•	statements regarding the possible consequences, value, impact or effect of the Settlement Deed resolving the legal proceedings brought by the New Zealand Ministry of Education against two of the company’s New Zealand subsidiaries;

•	expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations;

•	expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;

•	statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

•	statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 27 June 2013, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland, including changes in corporate governance and any potential tax benefits related thereto; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns;

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY14	24

possible inability to renew credit facilities on terms favourable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY14	25